Exhibit 16.1

[Ernst & Young Letterhead]

December 18, 2008

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

We have read Item 4.01(a) of the Current Report on Form 8-K, dated December 18, 2008, of LBI Media Holdings, Inc. and are in agreement with the statements contained in paragraphs 2 and 3 of Item 4.01(a). We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the lack of internal control to prepare financial statements described in the 3rd paragraph of Item 4.01(a), we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant’s financial statements for the year ended December 31, 2007.

/s/ Ernst & Young LLP